UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AbCellera Biologics Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

00288U 10 6

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 2 of 8 Pages

1.	Names of Reporting Person Carl L.G. Hansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,202,750 (1)
	6.	Shared Voting Power 625,080 (2)
	7.	Sole Dispositive Power 61,202,750 (1)
	8.	Shared Dispositive Power 625,080 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,827,830 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.0% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 61,202,750 Common Shares held by Thermopylae Holdings Ltd.
(2)	Consists of 625,080 Common Shares held by Hankla Family Trust, of which Dr. Hansen and his spouse are joint trustees.
(3)

The percentage of the outstanding common shares of AbCellera Biologics Inc., a British Columbia corporation (the “Issuer”), no par value per share (“Common Shares”) beneficially owned by the Reporting Person is based on 269,187,768 Common Shares outstanding immediately after the IPO (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), as reported in the final prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), on December 14, 2020.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 3 of 8 Pages

1.	Names of Reporting Person Thermopylae Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,202,750
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 61,202,750
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,202,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.7% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

The percentage of the outstanding Common Shares beneficially owned by the Reporting Person is based on 269,187,768 Common Shares outstanding immediately after the IPO (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), as reported in the final prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(4) under the Securities Act, on December 14, 2020.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer

AbCellera Biologics Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2215 Yukon Street

Vancouver, BC V5Y 0A1

Item 2.

(a)	Name of Person Filing

Carl L.G. Hansen

Thermopylae Holdings Ltd.

(b)	Address of Principal Business Office or, if none, Residence

c/o AbCellera Biologics Inc.

2215 Yukon Street

Vancouver, BC V5Y 0A1

(c)	Citizenship

Carl L.G. Hansen is a citizen of Canada. Thermopylae Holdings Ltd. is a company incorporated under the Business Corporations Act of British Columbia, Canada.

(d)	Title of Class of Securities

Common Shares, no par value per share

(e)	CUSIP Number

00288U 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b) Amount beneficially owned:

(i)

Dr. Hansen may be deemed to have voting and dispositive power over (i) 61,202,750 Common Shares directly owned by Thermopylae Holdings Ltd., which is wholly owned by Dr. Hansen, and (ii) 625,080 Common Shares held by Hankla Family Trust, of which Dr. Hansen and his spouse are joint trustees. The aggregate of 61,827,830 Common Shares with respect to which Dr. Hansen may be deemed to have voting and dispositive power represents approximately 23.0% of the outstanding Common Shares.

(ii)	Thermopylae Holdings Ltd. directly owns 61,202,750 Common Shares, representing approximately 22.7% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by the Reporting Persons is based on 269,187,768 Common Shares outstanding immediately after the IPO (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), as reported in the final prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(4) under the Securities Act, on December 14, 2020.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Shares
Reporting Person	(i)		(ii)	(iii)		(iv)
Carl L.G. Hansen	61,827,830	*	0	61,827,830	*	0
Thermopylae Holdings Ltd.	61,202,750		0	61,202,750		0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

*	See Item 4(a) and (b) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	Carl L.G. Hansen

/s/ Carl L.G. Hansen

Thermopylae Holdings Ltd.

	By:	/s/ Carl L.G. Hansen
	Name:	Carl. L. G. Hansen
	Title:	Director

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 8 of 8 Pages

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2021	Carl L.G. Hansen

/s/ Carl L.G. Hansen

Thermopylae Holdings Ltd.

	By:	/s/ Carl. L. G. Hansen
	Name:	Carl. L. G. Hansen
	Title:	Director